SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Pain Therapeutics

(Name of issuer)

COMMON STOCK, $.001 PER SHARE

(Title of class of securities)

69562K100

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 69562K100
1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Balanced Master Fund, Ltd
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	5	Sole voting power 3,970,746 (See Item 4)
	6	Shared voting power None
	7	Sole dispositive power 3,970,746 (See Item 4)
	8	Shared dispositive power None
9	Aggregate amount beneficially owned by each reporting person 3,970,746 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not Applicable
11	Percent of class represented by amount in Row (9) 9.40%
12	Type of reporting person* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.

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CUSIP No. 69562K100
1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Visium Asset Management, LP
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 3,970,746 (See Item 4)
	6	Shared voting power None (See Item 4)
	7	Sole dispositive power 3,970,746 (See Item 4)
	8	Shared dispositive power None (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 3,970,746 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not Applicable
11	Percent of class represented by amount in Row (9) 9.40%
12	Type of reporting person* OO

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Page 4 of 8 Pages

CUSIP No. 69562K100
1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) JG Asset, LLC
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 3,970,746 (See Item 4)
	6	Shared voting power None (See Item 4)
	7	Sole dispositive power 3,970,746 (See Item 4)
	8	Shared dispositive power None (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 3,970,746 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not Applicable
11	Percent of class represented by amount in Row (9) 9.40%
12	Type of reporting person* OO

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CUSIP No. 69562K100
1	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Jacob Gottlieb
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	5	Sole voting power 3,970,746 (See Item 4)
	6	Shared voting power None (See Item 4)
	7	Sole dispositive power 3,970,746 (See Item 4)
	8	Shared dispositive power None (See Item 4)
9	Aggregate amount beneficially owned by each reporting person 3,970,746 (See Item 4)
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐ Not Applicable
11	Percent of class represented by amount in Row (9) 9.40%
12	Type of reporting person* OO

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CUSIP No. 69562K100

Item 1	(a)	Name of Issuer:

Pain Therapeutics

	(b)	Address of Issuer’s Principal Executive Offices:

2211 Bridgepointe Parkway Suite 500 San Mateo, CA 94404

Item 2	(a) – (c)	This statement is filed on behalf of the following:

(1) Visium Balanced Master Fund, LTD, a Cayman Islands corporation (“VBMF”), with its principal business office at Visium Asset Management, LLC, 950 Third Avenue, New York, NY 10022

(2) Visium Asset Management, LP, a Delaware limited partnership (“VAM”), with its principal business office at Visium Asset Management, LLC, 950 Third Avenue, New York, NY 10022.

(3)     JG Asset, LLC, a Delaware limited liability company (“JG Asset”), with its principal business office c/o Visium Asset Management, LP, 950 Third Avenue, New York, NY 10022. JG Asset is the General Partner of VAM

(4)     Jacob Gottlieb (“Gottlieb”), a natural person, with his principal business office c/o Visium Asset Management, LP, 950 Third Avenue, New York, NY 10022. Gottlieb is the Managing Member of JG Asset.

	(d)	Title of Class of Securities:

Common Stock, Par Value $.001 Per Share

	(e)	CUSIP Number:

69562K100

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable

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CUSIP No. 69562K100

Item 4	Ownership:[1]

VBMF

	(a)	Amount Beneficially Owned:

3,970,746

	(b)	Percent of Class:

9.40%

	(c)	Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

None

(ii) shared power to vote or to direct vote:

3,970,746 shares

(iii) sole power to dispose or direct disposition of:

None

(iv) shared power to dispose or to direct disposition of:

3,970,746 shares

VAM

	(a)	Amount Beneficially Owned:

By virtue of its position as investment manager to pooled investment funds, VAM may be deemed to beneficially own the 3,970,746 shares of the Company’s Common Stock beneficially owned by the pooled investment vehicles.

	(b)	Percent of Class:

9.40%

	(c)	Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

3,970,746 shares

(ii) shared power to vote or to direct vote:

None

(iii) sole power to dispose or direct disposition of:

(iv) shared power to dispose or to direct disposition of:

None

JG Asset

	(a)	Amount Beneficially Owned:

By virtue of its position as General Partner to VAM, JG Asset may be deemed to beneficially own the 3,970,746 shares of the Company’s Common Stock beneficially owned by VAM.

	(b)	Percent of Class:

9.40%

	(c)	Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

None

(ii) shared power to vote or to direct vote:

3,970,746 shares

(iii) sole power to dispose or direct disposition of:

None

(iv) shared power to dispose or to direct disposition of:

3,970,746 shares

Jacob Gottlieb

	(a)	Amount Beneficially Owned:

By virtue of his position as the Managing Member of JG Asset, Gottlieb may be deemed to beneficially own the 3,970,746 shares of the Company’s Common Stock beneficially owned by JG Asset.

	(b)	Percent of Class:

9.40%

	(c)	Number of Shares as to which person has:

(i) sole power to vote or to direct vote:

3,970,746 shares

(ii) shared power to vote or to direct vote:

None

(iii) sole power to dispose or direct disposition of:

3,970,746 shares

(iv) shared power to dispose or to direct disposition of:

None

(iii) sole power to dispose or direct disposition of:

None

VAM, VCM, JG Asset and Gottlieb disclaim beneficial ownership as to the Securities, except to the extent of his or its pecuniary interests therein. Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission that any of the other individual officers and members of VAM, VBMF, or JG is, for any purpose, the beneficial owner of any of the Securities.

Item 5	Ownership of Five Percent or Less of a Class:

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[1]	Note: Items (a), (c)(i) and (c)(iii) will need to be footnoted for each entity with footnote text at the end of this Item 4 to explain any warrant, conversion cap, etc. issues.

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CUSIP No. 69562K100

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2010

VISIUM BALANCED MASTER FUND, LTD

By:	/S/ MARK GOTTLIEB
Mark Gottlieb
Authorized Signatory

VISIUM ASSET MANAGEMENT, LP

By:	/S/ MARK GOTTLIEB
Mark Gottlieb
Authorized Signatory

JG ASSET, LLC

By:	/S/ MARK GOTTLIEB
Mark Gottlieb
Authorized Signatory

JACOB GOTTLIEB

By:	/S/ MARK GOTTLIEB
Authorized Signatory

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